UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Sativa Building Systems

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Wisconsin

    Date of organization
    November 29, 2018

Physical address of issuer
N6416 Banner Rd, Wittenberg , WI 54499

Website of issuer
https://www.sativabuildingsystems.com/

Name of co-issuer
Sativa Building Systems

Legal status of co-issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
July 29, 2021

Physical address of co-issuer
4104 24th Street, PMB 8113 , San Francisco , CA 94114

Website of co-issuer
https://wefunder.com/

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$29,985.87	$400.16
Cash & Cash Equivalents	$12,956.94	$400.16
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$30,557.29	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$152,330.07	-$7,403.71

[DATE]

FORM C-AR

Sativa Building Systems





This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Sativa Building Systems, a Wisconsin Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.sativabuildingsystems.com/ no later than 120 days after the

end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is [DATE].

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-

AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

5

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Sativa Building Systems (the "Company") is a Wisconsin Limited Liability Company, formed on November 29, 2018.

The Company is located at N6416 Banner Rd, Wittenberg , WI 54499.

The Company's website is https://www.sativabuildingsystems.com/.

The information available on or through our website is not a part of this Form C-AR.

Sativa Building Systems (the "Co-Issuer") is a Delaware Limited Liability Company, formed on July 29, 2021.

The Co-Issuer is located at 4104 24th Street, PMB 8113 , San Francisco , CA 94114 .

The Co-Issuer's website is https://wefunder.com/ .

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Patented hemp based non-toxic wall panels that are mold, rot, pest, and fire resistant.

RISK FACTORS

Risks Related to the Company's Business and Industry

Lack of operating history.
The Company is recently incorporated and has therefore limited operating history upon which Investors can evaluate likely performance.

The technical evaluation report may require additional tests or repetition of tests outside of what is currently anticipated.
This could add additional testing costs and delay production. There is also the potential that the Z Panel fails a test so significantly that there would not be an opportunity to re-engineer a superior design to pass the test.

While the Z Panel is patented, it is possible that that another company infringes upon the patent and this will have to be litigated and patent rights would have to be defended.

There is a general risk and liability in producing products within the building materials industry.
Product failure could result in dissatisfied customers. Consumers generally expect either a warranty or some level of guarantee of product performance.

Obtaining the desired price point is partially dependent upon the development of domestic hemp market.
If the necessity of obtaining hemp internationally persists, prices might remain slightly above that of traditional construction products.

There is a general risk and liability of operating a manufacturing facility.
While production of these product are not inherently risky, there is a risk of not being to able to consistently maintain a qualified workforce.

Having consistent quality control in manufacturing is a risk.
We will need to be sure that we source materials that have the necessary quality needed to produce

Z Panels that do not vary in shape, consistency, color, and strength.

This a whole new market segment.

7

We are entering an emerging space with a new product that consumers need to be educated on. This comes with the risk of consumers not seeing value in the product that we are anticipating.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing.

In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team.

The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Patented hemp based non-toxic wall panels that are mold, rot, pest, and fire resistant.

Business Plan - **The Company**

Sativa Building Systems creates superior and sustainable green building products. Our products will improve the comfort and quality of life of building occupants by being breathable, non-toxic, mold resistant, pest resistant, rot resistant, and fire resistant. We develop and deliver green building products that are superior in every meaningful way to what is currently available on the market. At the same time, our products improve the environment and are affordable. The flagship product is the Z Panel. The Z Panel is a patented hemp-based block panel used to construct walls. The shape, mix ratio, and components of the Z Panel are proprietary and the benefits over traditional construction are numerous. Future products will include Z Panel 2.0 with an R-Value of 22-24, a hemp based wallboard as an alternative to OSB, and an interior wall

Z Panel. New, residential homebuyers and home builders are the target audience. The annual market for new, residential home construction is $540 billion. The green building material market is growing 11.7% every year because of changing consumer trends and demands. Currently, 35% of the consumers say they would choose a product that's better for the environment, even if it is more expensive. These individuals who are also building a new home would be our target market.

Business Plan - The Co-Issuer

Sativa Building Systems (the "Co-Issuer") was formed by or on behalf of the Company on Delaware in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.

In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's ;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  o If contemplated by the terms of the , the voting of the it holds, noting that is will only vote the in accordance with such instructions; and
  o Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Z Panels	We make hemp-based wall panels, Z Panels, for commercial and residential building applications.	
Cultivated Tiny Home	We build tiny homes made from Z Panels	

We are continuing to test the tiny home market. We will also test Z Panel variations.

Currently we are B2C. We are pursuing more B2B relationships.

Competition

The Company's primary competitors are Hempblock USA, JustBioFiber.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. We are well positioned in the industry segments and markets in which we operate, often holding a leadership or significant market share position. Product quality, performance, value and packaging are also important differentiating factors.

Supply Chain and Customer Base

Raw materials essential to our businesses are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources. We have successfully secured the materials necessary to meet our requirements where there have been short-term imbalances between supply and demand, but generally at higher prices than those historically paid.

The Company's customers are primarily in the consumer, small and medium sized business, and construction markets.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
US10753091 B2	Hempcrete wall block panel	A hempcrete wall comprising a stud wall, a hemprecte block panel including hemp hurd, hydrated type S lime, and a pumice, and a lumber embedded in the hemprete block panel with holes that allows fixing the hempcrete block panel to the stud wall. The hempcrete block includes a 17.5 lbs of hemp hurd, 10 lbs hydrated type S lime, 17 lbs of powdered pumice, and 44 lbs water.	March 13, 2019	August 25, 2020	United States

Governmental/Regulatory Approval and Compliance

We are subject to extensive federal, state and local laws and regulations, including the recently enacted comprehensive health care reform legislation with respect health care for our employees,

11

those relating to building and zoning requirements and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. There are no existing legal suits pending, or to the Co-Issuer's knowledge, threatened, against the Co-Issuer.

Other

The Company's principal address is N6416 Banner Rd, Wittenberg , WI 54499

The Company has the following additional addresses:

The Company conducts business in .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Zachary Popp

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, Founder 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Northcentral Technical College Adjunct Instructor 2014-Present Mid-State Technical College Dean, Enrollment Strategy 2020-Present

Education

University of Wisconsin - Milwaukee BS, Kinesiology and Exercise Science, Minor in Business, Submajor in Health and Fitness Management Western Governors University MBA, Management and Strategy

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Zachary Popp

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, Founder 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Northcentral Technical College Adjunct Instructor 2014-Present Mid-State Technical College Dean, Enrollment Strategy 2020-Present

Education

University of Wisconsin - Milwaukee BS, Kinesiology and Exercise Science, Minor in Business, Submajor in Health and Fitness Management Western Governors University MBA, Management and Strategy

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Wisconsin law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 1 employees in Wisconsin .

Directors of the Co-Issuer

The directors or managers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers of the Co-Issuer

The officers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Co-Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Co-Issuer

The Co-Issuer currently has _____ employees in .

CAPITALIZATION AND OWNERSHIP

[Attention for Attorney: Regulators are focused on section 201(m) of the Rule. Please ensure there is proper discussion of all aspects.]

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	224,039
Voting Rights	None
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	
Amount outstanding	1,500,000
Voting Rights	Investors in this offering will receive preferred units if the SAFE converts. Preferred units have liquidation preferences over common units.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will

	decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Type of security	Preferred Stock (Membership Interests)
Amount outstanding	5,500
Voting Rights	None
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In

	addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is [ ].

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	224,039	$224,039.00	The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company	May 1, 2022	Regulation CF

			will have broad discretion in using these proceeds.		
Preferred Stock	0	$2,000.00	General Operations	August 1, 2020	Other
Preferred Stock	0	$3,500.00	General Operations	August 1, 2020	Other

Ownership of the Company

The Company is owned by Zachary Popp.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Make sure the following table is up to date with the latest beneficial owners.

Name	Percentage Owned
Zachary Popp	100.0%

[Attention for Attorney: Regulators are focused on section 201(m) of the Rule. Please ensure there is proper discussion of all aspects.]

Capitalization of the Co-Issuer

The Co-Issuer has issued the following outstanding Securities:

The Co-Issuer has the following debt outstanding:

The Co-Issuer has not conducted any offerings, exempt or not, in the past 3 years.

Ownership of the Co-Issuer

_____

Below the beneficial owners of 20% percent or more of the Co-Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2022)

Total Income	Taxable Income	Total Tax
-$152,330.04	-$152,330.04	$0.00

Operations

The Company completed its pre-seed round of financing on 5-1-22. Following the Offering, we should have enough liquidity to execute our business plan until 2-1-24. We intend to be profitable by 12-1-23. Our significant challenges are developing and marketing a viable product in a competitive environment and sourcing consistent third-party manufacturers to ensure we have sufficient quantities of our product when necessary.

The Company intends to achieve profitability in the next 12 months by developing a comprehensive marketing plan, establish a B2B sales channel, and incorporating manufacturing efficiencies.

Liquidity and Capital Resources

On [DATE] the Company conducted an offering pursuant to Regulation CF and raised $[ ].

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securitiesof the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Company Loans

Related Person/Entity	James and Rose Popp
Relationship to the Company	Father and Mother to Zachary Popp.
Total amount of money involved	$3,500.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Priced Round
Related Person/Entity	Mark and Patti Lehmann
Relationship to the Company	Father and Mother in law to Zachary Popp.
Total amount of money involved	$2,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Priced Round

None.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Companyor the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company **[has / has not]** failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Zachary Popp
(Signature)

Zachary Popp
(Name)

CEO, Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/
(Signature)

(Name)

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Zachary Popp
(Signature)

Zachary Popp
(Name)

CEO, Founder
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer

EXHIBIT A

Financial Statements of Company and Co-Issuer